CORRESPONDENCE

BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

May 18, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on April 27, 2009 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 8, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in our responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 3 to the Registration Statement.

Please note that in response to comment number 2, we have submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Supplemental Response Letter”). Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, (the “Securities Act”) the Company is requesting return of

Mark P. Shuman
May 18, 2009

the materials included in the Supplemental Response Letter promptly following the completion of the Staff’s review thereof.

General

1.	We note your responses to prior comments 25, 75, and 77 in your letter dated March 26, 2009 and prior comments 7, 29, and 30 in your letter dated April 24, 2009 and we also note that your IPO price range has not been determined. Please update us with a proposed IPO price range when an estimate is determined in consultation with your underwriters. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company’s accounting for stock-based awards when this information is provided.

The Company notes the Staff’s comment and will include the price range in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus in order to provide the Staff sufficient time to process the Company’s amendments to the Registration Statement.

Prospectus Summary, page 1

2.	We note your response to prior comment 4, in which you indicate your use of updated industry reports, and state that you will continue to update the prospectus to include data from updated industry reports as they become available. Please provide us with the relevant portions of the updated industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

The Company has provided the third-party industry reports cited in the Prospectus in Exhibits A through F to the Supplemental Response Letter, which has been provided to the Staff, under separate cover, in hard copy. None of the reports were prepared for the Company. Pursuant to Rule 418(b) of the Securities Act, the Company is requesting return of Exhibits A through F promptly following the completion of the Staff’s review thereof.

Non-GAAP Financial Results, page 7

3.	With respect to the first, third, fifth, and sixth bullet points of prior comment 3, we acknowledge that you appropriately addressed our prior concerns and revised your disclosures accordingly for EBITDA and adjusted EBITDA. However, the discussion on page 7 also addresses several other non-GAAP measures (e.g. revenue, income from operations, and net loss). Please revise your disclosures to address the following information:

Mark P. Shuman
May 18, 2009

•	Provide a tabular reconciliation of these non-GAAP measures (first bullet point). Please be advised that you should not provide a full GAAP to non-GAAP income statement reconciliation but rather you should only reconcile the individual line items in your income statement for which you present non-GAAP information (i.e. similar to the table you provide on page 60);

•	Adjust the non-GAAP net loss for the tax effect of your non-GAAP adjustments for deferred revenue and impairment charges for goodwill and intangible assets (third bullet point). This adjustment should be reflected in your GAAP to non-GAAP reconciliation of net loss; and

•	Revise to address the concerns set forth in the fifth and sixth bullet points of prior comment 3 with regards to non-GAAP revenues, non-GAAP income from operations, and non-GAAP net loss.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 9 and 10 of the Prospectus.

Capitalization, page 37

4.	We note from your response to prior comment 6 that you contacted Series A and Series B preferred stockholders to determine whether or not they intend to convert their shares prior to or upon completion of the offering. Please confirm if the Company is obtaining verbal confirmation or written confirmation of your shareholders’ intentions. If the former is the case, then the factually supportable criteria of Rule 11-02(b)(6) has not been met, as it does not appear the preferred stockholders are contractually obligated to convert their shares. Therefore, until the Company obtains factually supportable evidence of the holders’ intent to convert their preferred shares, you should not present the conversion of Series A and Series B preferred in the capitalization table. However, the Company should disclose the potential dilution to shareholders for the issuance of additional common shares assuming such securities were converted to common stock as a footnote to the capitalization table and in your risk factor discussion. Please revise your disclosures accordingly.

The Company notes the Staff’s comment and respectfully submits that it has commenced and is continuing to obtain written confirmation from the holders of the Company’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock regarding their intention to convert their shares prior to or upon completion of the offering. Pursuant to the Company’s telephone conversation with Ms. Kathleen Collins, Branch Chief — Accounting of the Division of Corporate Finance (the “Division”), on Tuesday, May 12, 2009, the Company has revised the Prospectus to indicate that the Company has made the assumption that the Company’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be converted into common stock prior to or upon completion of the offering. Upon the earlier of (i) receipt of written confirmation from all the holders of the Company’s Series A Convertible Preferred Stock and Series B

Mark P. Shuman
May 18, 2009

Convertible Preferred Stock indicating their intention to convert these shares or (ii) the filing of the Company’s preliminary prospectus to be used in connection with the Company’s road show, the Prospectus will be revised to reflect the actual number of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock that will be converted into common stock as indicated in the holders’ written confirmation. Please see pages 4, 31, 42 and 44 of the Prospectus.

5.	Additionally, please address our concerns in prior comment 6 as it relates to the conversion of the Subordinated Convertible Notes (“Notes”), as your response did not address such conversion. In this regard, we note from the disclosures on page F-22 that the Notes are convertible at either the option of the holder or the Company. Does the Company intend to exercise your option to convert these Notes? If so, please revise your disclosures to clearly indicate your intent. Alternatively, if you do not intend to exercise this option and you have not received factually supportable evidence from the note holders regarding their intent to exercise their conversion option, then revise to remove this information from the capitalization table and instead include a discussion for the potential issuance of additional common shares (assuming the Notes were converted) in a footnote to the table and in your risk factor disclosures.

The Company intends to exercise its option to convert the Subordinated Convertible Notes prior to or simultaneously with the consummation of the offering. The Prospectus will be revised in the event that the Company’s intention to convert the Subordinated Convertible Notes changes and/or the Company has not received written confirmation from the holders of the Subordinated Convertible Notes of their intention to convert these securities prior to or upon consummation of the offering. The Prospectus has been revised to reflect the Company’s current intention to convert the Subordinated Convertible Notes. Please see pages 4, 31, 42 and 44 of the Prospectus.

6.	Similarly, please address the Staff’s concerns in prior comment 6 as it relates to the conversion of the Company’s Series B common stock.

The Company notes the Staff’s comment and respectfully submits that it has commenced and is continuing to obtain written confirmation from the holders of the Company’s Series B common stock regarding their intention to convert their shares prior to or upon completion of the offering. Pursuant to the Company’s telephone conversation with Ms. Kathleen Collins, Branch Chief — Accounting of the Division on Tuesday, May 12, 2009, the Company has revised the Prospectus to indicate that the Company has made the assumption that the Company’s Series B common stock will be converted into common stock prior to or upon completion of the offering. Upon the earlier of (i) receipt of written confirmation from all the holders of the Company’s Series B common stock indicating their intention to convert these shares or (ii) the filing of the Company’s preliminary prospectus to be used in connection with the Company’s road show, the Prospectus will be revised to reflect the actual number of Series B common stock that will be converted into common stock as indicated in the holders’ written confirmation. Please see pages 4, 31, 42 and 44 of the Prospectus.

Mark P. Shuman
May 18, 2009

7.	We note your response to prior comment 7 and do not object to your inclusion of warrants with an exercise price of $0.00001 per share in the capitalization table. However, please address our concerns with respect to the inclusion of warrants issued with an exercise price of $0.32 and $0.59 per share, as your response did not address these warrants. In addition, please revise your disclosures to explain why the Company believes it is appropriate to assume the exercise of all outstanding warrants for purposes of presenting pro forma capitalization information and include a discussion of the assumptions made in your determination and the impact on the Company’s financial statements if your assumptions are not correct.

The Company believes for purposes of presenting the pro forma capitalization of the Company, it is appropriate to assume the exercise for cash of warrants to acquire 132,952,781 shares of common stock at an exercise price of $0.00001 per share (the “$0.00001 Warrants”) based on the total nominal exercise price of $1,329 and that the warrants will terminate if not exercised concurrently with the consummation of this initial public offering. Pursuant to the Company’s telephone conversation with Ms. Kathleen Collins, Branch Chief — Accounting of the Division on Tuesday, May 12, 2009, the Company has assumed the exercise for cash of warrants to acquire 9,531,276 shares of common stock at an exercise price of $0.31 per share (the “$0.31 Warrants”) and 501,800 shares of common at an exercise price of $0.51 per share (the “$0.51 Warrants”), respectively. Upon the earlier of (i) the receipt of written confirmation from all the holders of the $0.31 Warrants and the $0.51 Warrants indicating their intention to exercise these warrants or (ii) the filing of the Company’s preliminary prospectus to be used in connection with the Company’s road show, the Prospectus will be revised to reflect the actual number of $0.31 Warrants and the $0.51 Warrants that will be exercised for common stock. To the extent the assumption is not correct, the amount of cash received by the Company will be reduced. Further, the number of shares of common stock issuable upon the exercise of the $0.00001 Warrants included in the computation of basic earnings (loss) per share in the Company’s historical financial statements will be reduced and could result in an increase to earnings per share. Please see pages 4, 5, 31, 42 and 44 of the Prospectus.

8.	Please also revise your disclosures on page 4 and in particular the “common stock to be outstanding after this offering” to address the Staff’s comments provided herein regarding your capitalization table disclosures.

The Company notes the Staff’s comment. Pursuant to the Company’s telephone conversation with Ms. Kathleen Collins, Branch Chief — Accounting of the Division on Tuesday, May 12, 2009, the Company has revised the Prospectus to indicate that the Company (i) has assumed the conversion of all of the Company’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series B common stock, (ii) has assumed the exercise of all of the outstanding warrants of the Company and (iii) intends to exercise its option to convert the Subordinated Convertible Notes. Upon the earlier of (x) receipt of written confirmation from all the holders of the Company’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series B common stock indicating their intention to convert these shares or (y) the filing of the Company’s preliminary

Mark P. Shuman
May 18, 2009

prospectus to be used in connection with the Company’s road show, the Prospectus will be revised to reflect the actual number of common stock that will be outstanding upon the consummation of the offering. This number will include those shares issuable upon (i) conversion of that number of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series B common stock indicated in the holders’ written confirmations to be converted; (ii) exercise of all of the warrants of the Company; and (iii) conversion of the Subordinated Convertible Notes, so long as it remains the Company’s intention to exercise its option to convert these shares or so long as the Company has received written confirmation from the holder of the Subordinated Convertible Notes of their intention to convert these securities. Please see pages 4, 5, 31, 42 and 44 of the Prospectus.

9.	We note from your response to prior comment 8 that the Company believes the pro forma adjustment to add back the impact of the purchase accounting adjustments to deferred revenue meets the requirements of Rule 11-02(b)(6) of Regulation S-X based on your strong history of subscription renewals. As we indicated during our telephone conversation on April 20, 2009, please revise your disclosures in footnote (2) on page 42 to disclose the basis for this adjustment as indicated in your response. In addition, you should also revise your disclosures on page 7 to indicate this same information as we previously indicated in the 4th bullet point of our prior comment 3.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 8 and 47 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 48

Results of Operations, page 56

10.	We note your response to prior comment 9, which states that you have not disclosed the actual rate of conversion of members to subscribers because you believe it is information of a proprietary nature that would harm your business if disclosed. You have already identified the conversion of members to subscribers as an important metric that you use to evaluate the effectiveness of your operating strategies, and have prominently placed this metric in the discussion of your business strategy on page 88. Item 303(a)(3)(ii) of Regulation S-K requires you to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In addition, you are required to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage the business and that would be material to investors. See SEC Release No. 33-8350. Please provide us with a detailed analysis discussing the material impact, if any, that this metric has on your business.

Mark P. Shuman
May 18, 2009

The Company notes the Staff’s comment. The Company has revised the Prospectus throughout to include an additional category of users of its websites in order to distinguish between users of the Company’s websites who complete a free registration form, now referred to in the Prospectus as “registrants,” and registrants who log into one of the Company’s websites and make use of its free products and services, now referred to in the Prospectus as “members.” The Company believes that by expanding the disclosure to provide the number of users who have logged into one of the Company’s websites (members), in addition to the information already disclosed regarding the number of visitors who have completed registration forms (registrants), subscribers and paid users who are already revenue-generating users, investors will have additional material information about the Company. Such information will allow them to assess the trends that are significant to management’s evaluation of the business, namely, the levels of interest in the Company’s products and services and activity on the Company’s websites, as well as the volume of current and potential sources of direct and indirect revenues.

Year Ended December 31, 2008 as Compared to the Year Ended December 31, 2007,

11.	Revise to provide a breakdown of the $14.9 million impairment of trademark intangible assets between publishing trademarks and licensing trademarks similar to your discussion of fiscal 2007 compared to fiscal 2006. Also, include a discussion of the facts and circumstances that lead to this charge as well as the $5.1 million charge in fiscal 2006. In this regard, your current statement on page 54 that the estimated fair value of certain trademarks was less than the carrying value is somewhat vague.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 57, 59, 66, 69 and 70 of the Prospectus.

Legal Proceedings, page 99

12.	We note from a recent news search that on April 21, 2009, a complaint was filed against you in California state court by your former director of human resources. In your response letter, please provide us with your analysis of your disclosure obligations, if any, under Item 103 of Regulation S-K.

The Prospectus has been amended to include a description of the April 21, 2009 complaint filed against the Company. Please see page 112 of the Prospectus.

Management, page 101

13.	We note your response to prior comment 11, which asked you to tell us the percentage of time that Messrs. Bell, Staton, and Shashoua spend working for Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC. Please revise this

Mark P. Shuman
May 18, 2009

section to include the disclosure contained in your response. Please also add similar disclosure to the pertinent risk factor on page 26.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 29, 115 and 116 of the Prospectus.

Executive Compensation, page 106

Compensation Discussion and Analysis, page 106

Bonuses, page 108

14.	We note your response to prior comment 15, which asked you to include a more detailed description of your bonus payments to Mr. Brackett. Please include additional quantitative and qualitative disclosure regarding the discretionary quarterly bonuses awarded to Mr. Brackett in 2008 based on the EBITDA of Interactive Network, Inc. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives. Clearly describe how the bonus amounts actually awarded to Mr. Brackett were determined.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 121 and 122 of the Prospectus.

Certain Relationships and Related Party Transactions, page 121

15.	We note your response to prior comment 17, which asked you to provide a detailed legal analysis supporting your conclusion that Messrs. Bell and Staton, and/or entities affiliated with them are not promoters, or to revise this section to provide the disclosure required by Item 404(c)(1) of Regulation S-K. Please provide us with a detailed summary of the roles that Messrs. Bell and Staton and/or affiliated entities played in the bankruptcy of General Media, Inc. Discuss their participation in determining what contracts to reject, and in negotiating the plan of reorganization. Provide a detailed discussion of the ownership and management structure of General Media, Inc. after it emerged from bankruptcy.

Mark P. Shuman
May 18, 2009

The Prospectus has been amended to indicate that Messrs. Bell and Staton or entities affiliated with them could be considered promoters as defined in Rule 405 of Regulation C. The Company respectfully submits that the disclosure required by Item 404(c)(1) of Regulation S-K appears in the Prospectus on pages 134, 135, 136, 138 and 139.

16.	We note your response to prior comment 18, which asked you to provide a detailed discussion of your negotiations with Various, as well as your reasons for structuring the acquisition such that your principals and their affiliates entered into the letter agreement directly with the sellers of Various. Please revise this section to include the disclosure contained in your response.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 87, 88 and 137 of the Prospectus.

Underwriting, page 142

17.	We note your response to prior comment 19, which observed that the underwriter listed in this section and on the outside front cover page of the prospectus does not appear to be registered with FINRA. We believe that it is potentially confusing to prominently feature a single underwriter on the outside front cover page that is not registered with the SEC and FINRA, and that will not be making offers or sales in the United States. Please revise the outside front cover page to replace Renaissance Securities (Cyprus) Limited with RenCap Securities, Inc., the broker-dealer registered with the SEC and FINRA that will be making offers and sales in the United States. Consider adding disclosure to the prospectus summary, risk factors, and underwriting section addressing the potential issues caused by the inability of the representative of the underwriters to offer and sell securities in the United States.

The Company plans to include one or more additional underwriters in the offering that will be registered with the Commission and Financial Industry Regulatory Authority, Inc. (“FINRA”) prior to distributing preliminary prospectuses. These additional registered underwriters will be named on the outside front cover page of the Prospectus and, therefore, Renaissance Securities (Cyprus) Limited will not be unduly prominent but instead will be one of several underwriters, whose names will be included on the outside front cover page. In addition, the Company has revised the disclosure on page 156 of the “Underwriting” section of the Prospectus to further clarify that in the case of Renaissance Securities (Cyprus) Limited, no offers or sales will be conducted in the United States, instead any offers or sales will be conducted through RenCap Securities, Inc., a broker-dealer registered with the Commission and FINRA.

As the Company plans to consummate this offering with one or more additional underwriters who have experience in offering and selling securities in the United States, the Company does not believe that additional disclosure addressing the potential issues caused by the inability of the representatives of the underwriters to offer and sell securities in the United States is necessary. If the Company’s plans change with regard to including additional underwriters in the offering, the Company will include additional disclosure in a future amendment.

18.	We note that in your response to prior comment 19 you have indicated that you intend to include one or more additional underwriters in this offering. Please advise us when you, or the underwriters, have obtained FINRA approval for the underwriting compensation arrangements.

Mark P. Shuman
May 18, 2009

The Company will advise the Commission when additional underwriters have joined in this offering and when FINRA approval has been obtained with respect to the underwriting compensation arrangements.

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

23. Per Share Data, page F-12

19.	We note your response to our prior comment 7 where you indicate that the Company considers the warrants issued with a nominal exercise price of $0.00001 per share to be in-substance common stock and therefore, you included such warrants in the computation of basic earnings per share. We further note your reference to an exposure draft with proposed amendments to SFAS 128 in support of your accounting; however, this guidance is currently not in effect. The current guidance under SFAS 128 does not appear to support the inclusion of common stock equivalents in basic earning per share. Please provide a reference to current accounting standards that supports your calculations of earnings per share or revise your calculations accordingly.

The Company believes that Paragraph 10 of FASB Statement No. 128 “Earning per share” (“SFAS 128”) supports the inclusion of warrants with a nominal exercise price of $0.00001 per share in basic earnings per share. Paragraph 10 states, in part: “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent.)” Further, paragraph 92 of SFAS 128 states, in part, that “vested contingently issuable shares shall be considered in the computation of basic earnings per share because consideration for those shares has been received.” Therefore, the FASB’s position is that all substantive consideration has been received from the counterparty by the time the instrument vests. Since holders of the Company’s warrants are only required to pay a nominal exercise price, the warrants represent shares issuable for little cash consideration. Further, substantive consideration has been received from the counterparties with respect to these warrants because they were a component of the total consideration (a) to enter into the financings of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and (b) to agree to the waiver of antidilution provisions by the holders of Series A Convertible Preferred Stock and existing warrants. Although the issuance of shares is still contingent upon the holders exercising the warrants, there is little or no risk that the warrants will not be exercised and that the shares will be issued due to the nominal exercise price (a total of $1,329 to exercise warrants to acquire 132,952,781 shares of common stock) and the fact that the warrants terminate if not exercised concurrently with the consummation of the offering. With respect to the exposure draft proposing amendments to SFAS 128, paragraph 1 states that the objective is to clarify as well as simplify the computation of earnings per share. Further, paragraph B5 in Appendix — “Computation of Basic EPS — Shares That Can Be Issued for Little or No Cost,” states, in part, that the FASB observed that there may be questions about when an instrument with a very low exercise price should be included in basic EPS. Accordingly, the proposed standard that instruments that are currently exerciseable for little or no cost to the holder are included in basic EPS could be viewed as a clarification of presently existing principles under SFAS 128.

Mark P. Shuman
May 18, 2009

Note J — Long-Term Debt, page F-19

20.	We note your response to comment 69 in your letter dated March 26, 2009 where you indicate that the fair value of the common stock underlying the warrants issued as consideration in the Various acquisition was determined by using several methodologies including discounted future operating cash flows, comparable company multiples and guideline transaction valuations. Tell us how you weighted each of these methodologies in arriving at the per share value for each scenario provided in your response (i.e. no-IPO and IPO Scenario I, II and III) and tell us how you determined such weightings were appropriate. Also, tell us whether the weightings changed from the December 2006 valuation and, if so, explain why. Please provide a summarized analysis of the fair value as determined under each methodology. Include the assumptions used in each methodology (cash flow projections, differences in the rights and marketability of past transactions, illiquidity discounts, minority discounts, etc.) and describe the basis for such assumptions. In addition, explain further how you determined the weighting of the four scenarios provided in your response to comment 27 and in particular, how you concluded that an 80% weighting to a “no-IPO Scenario” was appropriate. In this regard, we note your response to prior comment 28 where you indicate that due to the Various acquisition, “the value of the Company’s securities was enhanced due to the increased ability of the Company to consummate a capital markets transaction that would allow the securities to become more liquid.”

For the IPO scenarios I, II and III, the unrelated valuation specialist relied upon the Company’s analysis which utilized the Guideline Company Method. Although the valuation specialist also utilized the Discounted Future Income Method and the Company Security (Guideline) Transaction Method, these two methods were not given any weight in its final analysis. The Company decided (and the unrelated valuation specialist agreed) that this was appropriate after receiving feedback from potential underwriters, advisers and other public market participants, that the Guideline Company Method was the most important valuation metric for an IPO and that other methods were less compelling. Specifically, the enterprise value/EBITDA multiples for the guideline companies were 18.1, 4.9, 12.5 and 12.5 times trailing twelve months EBITDA of Playboy Enterprises, Inc., New Frontier Media Inc., Beate Uhse AG and Private Media Group, Inc., respectively. The mean of this dataset was 12 and the median was 12.5, however the Company adjusted the multiple up to 13.5 by adding an industry premium to reflect that the Company is mainly a social networking company, an industry where valuation multiples are higher than for the comparable companies mentioned above. Utilizing the 13.5 multiple, the Company derived a share price of $1.27. This share price was discounted for time value in IPO scenarios I, II and III (all of which take place at different dates which is shown in our response to prior comment 27), resulting in share prices of $1.16, $1.06 and $0.98, respectively.

Mark P. Shuman
May 18, 2009

For the no-IPO scenario the unrelated valuation specialist utilized a Corporate Securities Valuation Model (“CSVM”), a proprietary model which it developed. This model was used to allocate the Company’s equity value among its different classes of securities. No other methods were used. The unrelated valuation specialist felt this was appropriate because in its experience, this model has been the best way to value a privately-held company with a complicated capital structure as it takes into account types of securities outstanding, option values, liquidity and other factors in order to best allocate a firm’s enterprise value across all its securities, and thereby calculate the fair value of its common stock.

The December 2006 valuation did not use the same methodology as the December 2007 valuation (i.e., taking the weighted average of four scenarios as shown in the response to prior comment 27), therefore the Company cannot address whether the weightings changed from the December 2006 valuation to the December 2007 valuation. The December 2006 valuation’s primary purpose was to calculate the Company’s enterprise value (or market value of invested capital (“MVIC”)) to determine goodwill impairment, while the primary purpose of the December 2007 valuation was to calculate fair value per common share and to value the warrants issued to finance the Various acquisition. Additionally, there was only one scenario used in the December 2006 valuation and it does not take into account the possibility of an IPO. Therefore it is implied that in the December 2006 valuation, the no-IPO scenario is given 100% probability. This was appropriate because the Various acquisition was in its initial stages with a relatively low probability of closing at the time, therefore the percentage chance of an IPO at that time was virtually zero. This one scenario in the December 2006 valuation was created with a 50%/50% weighting between the Discounted Future Income Method and the Guideline Company Method. The unrelated valuation specialist decided to change the method used in the no-IPO scenario to the CSVM in the December 2007 valuation because the primary purpose of the December 2007 valuation was to determine the Company’s fair value per common share and to value the warrants issued to finance the Various acquisition as opposed to the December 2006 valuation, whose primary purpose was to determine goodwill impairment. Also, the Various acquisition was an arms length transaction, therefore it could be used to help determine the Company’s enterprise value at the December 2007 valuation date, which was an input into the CSVM.

The Company concluded that the 80% weighting to the no-IPO scenario was appropriate because of the significant challenges the Company faced in order to successfully consummate an IPO. One of the challenges was finding underwriters willing to participate in an IPO, as the Company had learned through preliminary communications that most underwriters would not be able to participate in an IPO for the Company due to the fact that a significant portion of the Company’s revenue was derived from adult content. Furthermore, the equity capital markets began a significant decline in August 2007, and by late 2007 it became apparent that economic conditions were deteriorating. Given those conditions, a 20% probability of successfully consummating an IPO was much greater than the probability would have been without the Various acquisition, which would have been virtually zero. Consequently, the Company determined the response quoted in the last sentence of the Staff’s comment above (“the value... become more liquid”) was appropriate.

21.	Further, discuss each significant factor contributing to the difference between the estimated IPO price and the $0.28 per share fair value of the Company’s common stock as determined in December 2007. This reconciliation should describe significant intervening events within the Company and changes in assumptions as well as weighting and selection

Mark P. Shuman
May 18, 2009

of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company notes the Staff’s comments and will provide reconciliation when a price range becomes available.

Note K — Stockholders’ Equity, page F-25

22.	We note from your response to prior comment 28 that although the funding for the Series B Convertible Preferred Stock was received from May 2007 through November 2007, the actual shares were not issued until December 6, 2007. Please provide the exact dates on which the Company received funding from your principal stockholders and explain why the preferred stock was not issued upon receipt of such funds. Also, provide the exact dates that you entered into definitive agreements to issue Series B preferred stock with each shareholder. Further, please explain, in detail, how you considered Issue 4 of EITF 00-27 in deciding that May 2007 was the appropriate commitment date to be used for purposes of determining the fair value of each Series B Convertible Preferred Stock issuance and provide any documentation that supports your conclusions (i.e. signed and dated agreements between the Company and the preferred shareholders, Exhibit 4.6, etc.). In addition, tell us how you considered the fact that these arrangements all appear to be with related party interests and how, if at all, this impacted your accounting.

The Company received funding in the amount of $5,000,000 for the Series B Convertible Preferred Stock from May 29, 2007 through November 17, 2007 from five investors, or their related entities, (principally Messrs. Bell and Staton) who are also holders of the Company’s common stock. The table below sets forth the dates and amounts on which funds were received by the Company and/or escrowed for the Company’s benefit.

Date	Amount	Investor Name
5/29/2007	$200,000.00	Marc Bell
5/29/2007	200,000.00	Daniel Staton
6/13/2007	200,000.00	Marc Bell
6/13/2007	200,000.00	Daniel Staton
6/28/2007	200,000.00	Marc Bell
6/28/2007	200,000.00	Daniel Staton
7/12/2007	250,000.00	Marc Bell
7/13/2007	250,000.00	Daniel Staton
7/23/2007	275,507.00	Barry Florescue
7/23/2007	79,305.05	Russell H. Frye
7/27/2007	160,000.00	Marc Bell
7/27/2007	160,000.00	Daniel Staton
8/13/2007	160,000.00	Marc Bell
8/13/2007	160,000.00	Daniel Staton
8/30/2007	160,000.00	Marc Bell
8/30/2007	160,000.00	Daniel Staton
8/30/2007	75,000.00	Marc Bell
9/11/2007	160,000.00	Marc Bell
9/11/2007	160,000.00	Daniel Staton
9/26/2007	200,000.00	Marc Bell
9/27/2007	200,000.00	Daniel Staton

Mark P. Shuman
May 18, 2009

Date	Amount	Investor Name
10/29/2007	160,000.00	Marc Bell
10/30/2007	160,000.00	Daniel Staton
11/13/2007	124,670.00	Daniel Staton
11/13/2007	49,675.85	Daniel Staton
11/17/2007	695,842.10	Absolute Return Europe Fund
Total	$5,000,000.00

All of these advances were documented in a Securities Purchase Agreement, dated July 23, 2007, between the Company and the investors named therein (the “SPA”) and a corresponding escrow agreement (the “Escrow Agreement”) under which the Company intended to issue and sell up to $5,000,000 but, in no event less than, $2,500,000 of Series B Convertible Preferred Stock at a per share purchase price equal to $0.029603. The SPA and the Escrow Agreement will be filed as Exhibits 10.18 and 10.19 to the Registration Statement.

The price per share was subsequently validated by a valuation study performed by a third party valuation firm. As the SPA contained a “Material Adverse Effect” (“MAE”) clause, the Company considered each funding date a commitment date for purposes of Emerging Issues Task Force Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” as that would be the date that the MAE expires with respect to the amount funded. Although the Company, as a matter of administrative convenience, did not issue the shares of Series B Convertible Preferred Stock to the investors until December 6, 2007, after all of the funding was received, it was obligated to issue the shares pursuant to the SPA. The Company believes that the per share purchase price of $0.029603, which was determined in May 2007, was not less than the fair value of the Company’s common stock throughout the period of the funding because the Company’s financial condition had deteriorated from May 2007 to the point where it required the funding to meet payroll and other operating expenses. Prior to the consummation of the Various acquisition in December 2007, there was not any significant business events that would support an increase in the fair value of the Company’s common stock. Accordingly, the Company does not believe that any beneficial conversion feature existed with the issuance of the Series B Convertible Preferred Stock. The fact that related parties were involved in the funding did not affect the accounting treatment for the transaction.

23.	We also note from your response to comment 73 in your letter dated March 26, 2009 that the valuation specialist used several methodologies to determine the fair value of the Company’s common stock in the December 2006 valuation, which included the discounted future income method, the guideline company method, and the guideline transaction method. Tell us how you weighted each of these methodologies and explain your basis for such determination. Please provide a summarized analysis of the fair value as determined under each methodology. Include the assumptions used in each methodology (cash flow projections, differences in the rights and marketability of past transactions, illiquidity discounts, minority discounts, etc.) and describe the basis for such assumptions. With regards to the list of comparable companies as provided in your response to prior comment 28, describe the factors considered in selecting the comparable companies

Mark P. Shuman
May 18, 2009

used in your analysis. Also, we note the stock prices of such companies were considerably higher than the fair value of the Company’s common stock as of May 2007 ($0.029604). Please explain further how you considered these comparable companies in determining the fair value of your common stock.

In the December 2006 valuation, the Company instructed the unrelated valuation specialist to use a 50%/50% weighting of the Discounted Future Income Method and the Guideline Company Method to determine the Company’s enterprise value, and resultant fair value of equity. The Guideline Transaction Method was given 0% weight, as instead it was used as a reasonableness test for the other two methods because its input data is less reliable and outdated. The 50%/50% split was used because, in the Company’s and the valuation specialist’s view, both the Discounted Future Income Method and the Guideline Company Method were equally important in determining the Company’s MVIC or enterprise value for purposes of determining goodwill impairment (which was the purpose of the December 2006 report). The Company’s enterprise value under the Discounted Future Income Method was $60 million. The Company’s enterprise value under the Guideline Company Method was $67.4 million. Applying a 50%/50% weight to these two numbers yields a calculated enterprise value of $63.7 million. After rounding up (which is typical when the amount is less than 1% of the calculated total), the Company and the valuation specialist concluded that the enterprise value of the Company was $64 million at the December 2006 valuation.

There were many assumptions used in these methods. Please see the attached Exhibit A for more detail. The comparable companies were selected because they were publicly traded companies which the valuation specialist believed were similar to the Company in terms of business and financial risk. These comparable companies also had sufficiently similar markets, customer bases, operations and financial condition to the Company in the opinion of the valuation specialist. The difference in stock prices between the Company and the comparable companies had no significance to the Company’s determination of its common stock fair value per share in May 2007, as price per share is dependent upon shares outstanding which can be adjusted via a stock split or reverse stock split.

24.	Additionally, you attribute the decline in the fair value of the Company’s common stock from $0.5953 in August 2006 to $0.029604 in May 2007 to the decline in the Company’s financial performance from late 2006 to 2007. Please provide us with revenue and loss from operations for fiscal 2007 excluding the results of operations provided by the Various acquisition. If the percentage decrease in your operations from fiscal 2006 to fiscal 2007 was less than the 95% decrease in the fair value of your common stock, then please explain in greater detail what other factors contributed to significant decline in your stock price. Additionally, please tell us when the Company began negotiations to acquire Various.

Revenue and loss from operations in fiscal 2007 excluding the results of operations provided by the Various acquisition, were $36.1 million and $14.5 million, respectively. The 2006 loss from operations, excluding goodwill impairment of $22.8 million, was $15.1 million. The Company tests its goodwill for impairment annually in December. The significant goodwill impairment recorded in 2006 was attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to operating results in 2006 that were worse than anticipated.

Mark P. Shuman
May 18, 2009

In the fourth quarter of 2006, the Company projected that in 2007, it would have a loss from operations of $1 million, which represented a projected 94% improvement over 2006 actual results ($15.1 million less $1 million with the difference divided by $15.1 million). However, the Company’s financial condition continued to deteriorate and by the end of the first quarter of 2007 and prior to the new determination of the value of the Company’s common stock of $0.029604 it was clear that the improvement over 2006 actual results would be minimal and that the Company would need additional capital.

By May 2007, Messrs. Bell and Staton, along with other related parties, provided the Company additional funding (in exchange for the Company’s Series B Convertible Preferred Stock) in order for the Company to meet payroll and other operating expenses. The Company believed that the acquisition of Various was critical to its survival because it would provide the necessary cash flow to support the debt service at the parent company level and Various’ financial performance would provide the Company with substantially improved marketability.

The Company began discussions with Various regarding a possible acquisition in November 2006. However, the Company commenced substantive negotiations in the first quarter of 2007. The negotiations and the financing of the Various acquisition proved to be difficult. Several deadlines in the Stock Purchase Agreement, dated September 21, 2007, by and among Various, Inc., the selling stockholders and the Company, as amended, which is filed as Exhibit 10.28 to the Registration Statement, were missed due to the difficulty in obtaining financing and the consummation of the transaction appeared uncertain. Ultimately, the sellers were required to accept additional notes and less cash as consideration for the acquisition.

Exhibit Index, page II-8

25.	We note your response to prior comment 33, which acknowledges that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and that additional disclosure by the Company is appropriate in such circumstances. In addition, your response expresses your belief that the disclaimer puts the statements and information contained in the exhibits in their proper context. Please revise the disclaimer so that it is consistent with your response. In doing so, include a clear statement of the Company’s disclosure responsibilities with regard to material contradictory information. In addition, please remove the second bullet point, which states that the representations and warranties in the agreements “have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement.” Your obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the registration statement. It is not limited to representations and warranties as they may “have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement.” Moreover, this qualification is inconsistent with at least one of your Exhibit 10 material contracts. For example, Exhibit 10.27, the Stock Purchase Agreement by and among Various, Inc., The Andrew B. Conru Trust, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc., dated September 21, 2007, contains this statement in Article 3 with respect to the representations and warranties made therein: “Except as set forth in

Mark P. Shuman
May 18, 2009

the disclosure schedule attached to this Agreement (the “Company Disclosure Schedule”), the parts of which are numbered to correspond to the individual Section numbers of this Article 3, each Seller Party hereby represents and warrants to Purchaser as follows” (emphasis added).

The Company has updated the cautionary language on page II-8 of the Registration Statement to reflect its opinion that the agreements required to be filed as part of the Registration Statement were not written for the purpose of providing material disclosure about the Company to investors, and that additional disclosure by the Company would be appropriate under circumstances where the Company is aware of contradictory information which would be material to investors in the context of the offering. If and to the extent the Company is or becomes aware of information which contradicts the statements contained in the agreements filed as exhibits to the Registration Statement to such an extent that it would be material to investors in the context of their purchase of the securities offered, the Company acknowledges an obligation to include such information in such Prospectus and incorporated documents, if any.

The Company respectfully submits that agreements that are filed as an exhibit to a registration statement are not disclosure documents in the same way that a prospectus is. These exhibits to a registration statement are not written for the purpose of providing material disclosure about an issuer to an investor and are provided to an investor only for the purpose of providing information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding the Company or any other party to the agreements. In contrast, a prospectus is written for the purpose of providing material information about an issuer to an investor, and when a company files a prospectus, it has a statutory obligation to disclose to the investor material facts relevant to an investor’s decision making in purchasing the securities being offered. As such, the disclosure statements made in a prospectus, and the statements made in an agreement, which are the result of negotiations between contracting parties only, are fundamentally different. Accordingly, investors should be cautioned that they should not place the same reliance on statements made in exhibits to a registration statement that they do on statements made in a prospectus when making their investment decision.

Furthermore, pursuant to Regulation S-K, Item 601(b)(2), certain agreements may contain representations and warranties that are qualified by information in confidential disclosure schedules that are not required to be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the disclosure document, and thus are not available to the public. While such disclosure schedules may not contain information which is material to an investment decision, the disclosure schedules may contain information that modifies, quantifies, and creates exceptions to the representations and warranties set forth in the agreement. Since representations and warranties are modified in important part by underlying disclosure schedules, an investor should not rely on the representations and warranties in an agreement as characterizations of the actual state of facts. Consequently, the Company believes that the included cautionary language, including the second bullet, is necessary to provide the proper context and to caution investors that the representations and warranties in an agreement may not be comprehensive and should not be relied upon in the same way that disclosures in a prospectus may be relied upon.

*    *    *    *    *

Mark P. Shuman
May 18, 2009

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 3 to the Registration Statement and (ii) four blacklined copies of Amendment No. 3 to the Registration Statement reflecting the changes made to the April 27, 2009 filing of Amendment No. 2 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc: Marc H. Bell

Exhibit A

In connection with the Company’s December 2006 valuation by an unrelated valuation specialist, the following three methods described in Comment 23 utilized certain assumptions as described below.

Discounted Future Income Method Assumptions

Company Cash Flow projections (all amounts in millions of dollars):

YEAR	2005 (Actual)	2006 (Actual)	2007 (Projected)	2008 (Projected)	2009 (Projected)	2010 (Projected)
Revenue	31.0	30.0	50.7	70.4	88.0	98.5
EBITDA	–2.7	–10.8	2.8	11.8	18.1	22.1
Net Income			1.1	6.0	9.5	11.8
Projected Cash Flow			0.5	5.7	9.1	11.3
Discounted Cash Flow			0.5	4.3	5.7	5.8

Discounted Horizon Value ($34.6M) + Sum of Discounted Cash Flows from above ($16.2M) + Value of Non-operating Asset ($0.2M) + Intangible Amort. Tax Benefit ($9.0M) = Market Value of Invested Capital = $60M

Other assumptions: 40% tax rate, CapEx = 3.0% of revenue, 5 year accelerated depreciation for Property, Plant, and Equipment, levered beta = 0.92, risk free rate = 4.91%, equity discount rate = 24%, debt discount rate = 7.2%, WACC = 21%

Guideline Company Method Assumptions

Measure (weighting)	Selected Multiple	Market Value of Invested Capital (MVIC) for Penthouse (FFN)
MVIC to Projected 2008 EBITDA (50%)	6.00	$70.6 million
MVIC to Trailing Twelve Month Revenues (20%)	2.00	$59.9 million
MVIC to Projected 2007 Revenues (20%)	1.25	$63.4 million
MVIC to Projected 2008 Revenues (10%)	1.00	$70.4 million

The selected multiples were all based upon the set of comparable companies’ mean and median, with adjustments made for company size (revenues and EBITDA), leverage ratios, and product diversification.

To all of these four MVIC’s (or Enterprise Values), the non-operating asset for art of approximately $246,000 was added back. Then, the above weights were applied to obtain $67.4M market value of invested capital under this method.

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Exhibit A (continued)

Guideline Transaction Method Assumptions

The valuation specialist selected acquisitions of companies with Standard Industrial Classification (SIC) code 2721 (periodicals) which had operations and types of products similar to the Company. Transactions took place within the last ten years, and sufficient information was available with which to perform a reasonably thorough analysis. In total, 24 market transactions were identified to use. The acquired companies’ annual revenues ranged from $118,000 to $316 million, with a median and mean of $16.1 million and $43.1 million, respectively. The acquired companies had EBITDA margins ranging from 0% to 30.8% with a median and mean of 15.4% and 14.4%, respectively.

Deal multiples ranged from 0.36 to 6.67 times trailing twelve months (“TTM”) revenue with a median and mean of 1.16 and 1.68 times, respectively. After taking into account adjustments for company size, leverage ratios, product diversification, and projected future growth, the valuation specialist decided on a range from 1.75 to 2.25 times TTM Penthouse revenue ($30 million in 2006). After adding back the non operating asset (art) value of $246,000, this gave a range from $52.7 million to $67.7 million for Penthouse MVIC (or enterprise value). Performing a similar analysis with 2007 projected revenue gave a range of $50.7 million to $76.0 million. The valuation specialist then concluded that the MVIC (or enterprise value) range using this method was between $60 million and $70 million, which demonstrated that the values calculated by the other two methods were reasonable.

2